UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Eledon Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

28617K901
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,428,598 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,428,598 shares (#) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,428,598 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.90% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)
(#) Does not include additional shares of Common Stock issuable upon the conversion of shares of Series X1 Convertible Preferred Stock held by the Reporting Persons, the terms of which limit the extent to which such shares can be converted into shares of Common Stock.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,428,598 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,428,598 shares (#) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,428,598 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.90% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)
(#) Does not include additional shares of Common Stock issuable upon the conversion of shares of Series X1 Convertible Preferred Stock held by the Reporting Persons, the terms of which limit the extent to which such shares can be converted into shares of Common Stock.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,428,598 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,428,598 shares (#) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,428,598 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.90% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)
(#) Does not include additional shares of Common Stock issuable upon the conversion of shares of Series X1 Convertible Preferred Stock held by the Reporting Persons, the terms of which limit the extent to which such shares can be converted into shares of Common Stock.  See Item 4 below.

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,428,598 shares (#) Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,428,598 shares (#) Refer to Item 4 below.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,428,598 shares (#) Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 9.90% (#) Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)
(#) Does not include additional shares of Common Stock issuable upon the conversion of shares of Series X1 Convertible Preferred Stock held by the Reporting Persons, the terms of which limit the extent to which such shares can be converted into shares of Common Stock.  See Item 4 below.

Item 1.
(a)	Name of Issuer
Eledon Pharmaceuticals, Inc.
(b)	Address of Issuer’s Principal Executive Offices
19900 MacArthur Blvd., Suite 550 Irvine, CA 92612

Item 2.
(a)	Name of Person Filing
Cormorant Global Healthcare Master Fund, LP Cormorant Global Healthcare GP, LLC Cormorant Asset Management, LP Bihua Chen
(b)	Address of Principal Business Office or, if none, Residence
200 Clarendon Street, 52nd Floor Boston, MA 02116
(c)	Citizenship
Cormorant Global Healthcare Master Fund, LP - Cayman Islands Cormorant Global Healthcare GP, LLC - Delaware Cormorant Asset Management, LP - Delaware Bihua Chen - United States
(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
28617K901

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned***

Cormorant Global Healthcare Master Fund, LP – 1,428,598 shares (#)
Cormorant Global Healthcare GP, LLC – 1,428,598 shares (#)
Cormorant Asset Management, LP – 1,428,598 shares (#)
Bihua Chen – 1,428,598 shares (#)

(b)	Percent of Class
Cormorant Global Healthcare Master Fund, LP – 9.90% (#) Cormorant Global Healthcare GP, LLC – 9.90% (#) Cormorant Asset Management, LP – 9.90% (#) Bihua Chen – 9.90% (#)

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
Cormorant Global Healthcare Master Fund, LP - 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LP - 0 shares Bihua Chen - 0 shares
	(ii)	shared power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP – 1,428,598 shares (#)
Cormorant Global Healthcare GP, LLC – 1,428,598 shares (#)
Cormorant Asset Management, LP – 1,428,598 shares (#)
Bihua Chen – 1,428,598 shares (#)

	(iii)	sole power to dispose or to direct the disposition of
Cormorant Global Healthcare Master Fund, LP - 0 shares Cormorant Global Healthcare GP, LLC - 0 shares Cormorant Asset Management, LP - 0 shares Bihua Chen - 0 shares
	(iv)	shared power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 1,428,598 shares (#)
Cormorant Global Healthcare GP, LLC – 1,428,598 shares (#)
Cormorant Asset Management, LP – 1,428,598 shares (#)
Bihua Chen – 1,428,598 shares (#)

*** Shares reported herein for Cormorant Asset Management, LP represent shares which are beneficially by Cormorant Global Healthcare Master Fund, LP (the “Master Fund”) as reported herein. Cormorant Global Healthcare GP, LLC serves as the general partner of the Master Fund. Cormorant Asset Management, LP serves as the investment manager to the Master Fund. Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC and the general partner of Cormorant Asset Management, LP. Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.
(#) Does not include additional shares of common stock of the Issuer (“Common Stock”) issuable upon the conversion of shares of Series X1 Preferred stock of the Issuer (“Preferred Stock”) owned by the Master Fund.  Under its terms, the Preferred Stock may be converted to Common Stock only to the extent that such conversion would not cause the holder thereof, together with its affiliates and any other person or entity acting as a group, to beneficially own in excess of 9.9% (subject to adjustment in accordance with the terms of the Preferred Stock) of the shares of Common Stock then outstanding.  If not for such limitation on conversion, the Reporting Persons would beneficially own in excess of 9.9% of the Issuer’s outstanding shares of Common Stock.
The percentages reported herein with respect to the Reporting Persons' holdings are based upon a statement in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2021, as filed with the Securities and Exchange Commission on November 12, 2021, that there were 14,306,788 shares of Common Stock outstanding as of November 8, 2021.
Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.
Item 8.	Identification and Classification of Members of the Group
Not applicable.
Item 9.	Notice of Dissolution of Group
Not applicable.
Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits     Exhibit

99.1                Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on January 4, 2021.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
February 14, 2022

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen